UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

53222Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 53222Q103	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,628,203
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,628,203
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 53222Q103	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,628,203
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,628,203
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 53222Q103	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,628,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,628,203
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 53222Q103	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,628,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,628,203
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53222Q103	Page 6 of 8 Pages

This Amendment No. 6 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the “Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on December 16, 2013, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 3, 2014, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 23, 2015, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 2, 2015, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 16, 2015 and as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of an aggregate of 1,628,203 shares of Common Stock for $22,675,734.85 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 14,431,027 shares of the Common Stock issued and outstanding as of October 31, 2016, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2016. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 14, 2017, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,628,203 shares of Common Stock. The GP, as sole general partner of the Fund, also has

CUSIP No. 53222Q103	Page 7 of 8 Pages

sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,628,203 shares of Common Stock, or approximately 11.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,628,203 shares of Common Stock, or approximately 11.3% of the outstanding shares of Common Stock. Mr. Jacobs does not have beneficial ownership of any shares of Common Stock.

(c) No Reporting Person, other than the Fund as set forth in the table below, has effected any transaction in shares of the Common Stock since the date of the filing of Amendment No. 5 to the Schedule 13D:

Date of Purchase / Sale	Shares Purchased (#)	Avg. Purchase Price per Share ($)
3/13/2017	46,159	18.4275

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the purchase price does not reflect brokerage commissions paid.”

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 53222Q103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 14, 2017

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact